Municipal Winemakers / Potek Winery

Profit and Loss

January - September, 2023

	TOTAL
Income	
4100 Muni Wine Sales	538,758.46
4200 Potek Wine Sales	262,619.37
4250 Nowadays Wine Sales	122,651.74
4260 January Drink Sales	11,348.41
4300 Non Wine Sales	74,231.07
4400 Events Income	22,129.97
4500 Grapes Crush Processing Income	31,508.57
49900 Uncategorized Income	0.00
4994 Sales Discounts	-5,449.99
4997 Bad Debt Expense	0.00
Total Income	**$1,057,797.60**
Cost of Goods Sold	
5000 Cost of Goods Sold	133,630.46
5999 Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$133,630.46**
GROSS PROFIT	**$924,167.14**
Expenses	
6000 General and Administrative	21,621.12
6050 Automobile Expense	20,415.27
6080 Insurance	22,060.90
6100 Banking and Interest Expenses	103,032.56
6200 Professional Fees	6,177.94
6240 Repairs and Maintenance	1,610.39
6270 Occupancy	164,481.60
6300 Taxes	3,295.53
6400 Payroll Expenses*OE	388,977.30
6510 Muni SB Expenses	5,194.02
6520 Potek Expenses	24,287.58
6600 Production Expenses	88,970.24
6700 Sales and Marketing	176,889.48
6800 Professional Development	4,282.14
Total Expenses	**$1,031,296.07**
NET OPERATING INCOME	**$ -107,128.93**
Other Income	
7035 Other Income	1,505.35
Employee Retention Tax Credit	98,158.11
Total Other Income	**$99,663.46**
Other Expenses	
6416 Tips Payable Other Expense	0.00
Penalties	104.20
Total Other Expenses	**$104.20**
NET OTHER INCOME	**$99,559.26**

Municipal Winemakers / Potek Winery

Profit and Loss

January - September, 2023

	TOTAL
NET INCOME	**$ -7,569.67**

Municipal Winemakers / Potek Winery

Balance Sheet

As of September 30, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1004 MM Montecito Bank & Trust	1.41
1005 Montecito Bank Checking	34,911.22
1006 MBT Money Market 1822	0.00
1007 Banner Checking (1916)	674.47
1017 Muni Cash Drawer	1,034.17
1018 Potek Cash Drawer	5,244.05
1019 Barter Bank Account	0.00
1022 Gift Certificate Receiving Account	10,218.91
1033 Credit Card Holding Account Shopify	18,557.54
1034 PayPal Bank	486.49
1035 Paypal Holding	-34.00
1036 Bloom Holding Account Stripe	23,773.01
Charles Schwab High Interest Savings	-35,265.00
Journal Entry	0.00
Total Bank Accounts	**$59,602.27**
Accounts Receivable	
1100 Accounts Receivable	6,298.31
Total Accounts Receivable	**$6,298.31**
Other Current Assets	
1120 Inventory Asset	585,086.16
12000 Undeposited Funds	0.00
Total Other Current Assets	**$585,086.16**
Total Current Assets	**$650,986.74**
Fixed Assets	
1500 Fixed Assets & Leasehold Imp	934,823.34
Accumulated Depre & Amort	-503,918.00
Total Fixed Assets	**$430,905.34**
Other Assets	
1650 Loan Fees	6,341.79
1800 Sales Tax Deposit	1,000.00
1820 Security Deposits	19,652.35
Total Other Assets	**$26,994.14**
TOTAL ASSETS	**$1,108,886.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	89,113.58
Total Accounts Payable	**$89,113.58**
Credit Cards	

Municipal Winemakers / Potek Winery

Balance Sheet

As of September 30, 2023

	TOTAL
2003 Mileage Plus Visa 8347	54,246.87
2004 Amex 4-81004	70.00
2005 Amex Delta Reserve Credit Card	15,205.01
2006 Amex Bus Platinum Credit card (51002)	30,425.87
2054 Chase Ink 8652	913.97
EE CC Foehl (2507)	0.00
EE CC Garrity (1714)	0.00
EE CC Puttmann (6806)	2,134.03
EE CC Stolzlechner (0072)	0.00
Total Credit Cards	**$102,995.75**
Other Current Liabilities	
2015 Gift Cards	17,303.99
2022 Tips Payable	4,265.95
2070 Event Deposits	9,662.75
2082 Direct Deposit Payable	0.00
2083 Accrued Other	0.00
2084 Accrued Workers Comp	0.00
2114 Kabbage Loan	20,300.00
24000 Payroll Liabilities	2,803.86
25500 Sales Tax Payable	16,032.19
25501 State Board of Equalization Payable	3.59
De Lage Financing	-1,671.34
Illinois Dept of Revenue Payable	0.00
Line of Credit MBT	0.00
Oklahoma Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Stripe Loan	43,726.83
Total Other Current Liabilities	**$112,427.82**
Total Current Liabilities	**$304,537.15**
Long-Term Liabilities	
2061 MBT Loan	0.00
2100*OE Startup Loan to DP	35,000.00
2112 Shopify Capital	127,597.65
2113 Notes Payable Ford F150	46,337.57
Banner Loan 9.14.2022	336,832.94
Meridian Financing	48,797.16
Other Long Term Liabilities	0.00
SBA Loan	500,000.00
Total Long-Term Liabilities	**$1,094,565.32**
Total Liabilities	**$1,399,102.47**
Equity	
30000 Opening Balance Equity	0.00
3001 Owner's Capital	15,299.96
3005 Owner's Draw	-270,189.28

Municipal Winemakers / Potek Winery

Balance Sheet
As of September 30, 2023

	TOTAL
3050 Paid in Capital	19,121.00
32000 Retained Earnings	-46,878.26
Net Income	-7,569.67
Total Equity	**$ -290,216.25**
TOTAL LIABILITIES AND EQUITY	**$1,108,886.22**

Municipal Winemakers / Potek Winery

Statement of Cash Flows
January - September, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,569.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	4,569.39
1350 Inventory Asset:Logo T Shirts & Other Merch	245.34
FJ1000 Inventory Asset:Finished Goods:FG January Bottled	1,122.92
FM1000 Inventory Asset:Finished Goods:FG Muni Bottled Wine	25,430.99
FN1000 Inventory Asset:Finished Goods:FG Nowadays Bottled Wine	16,478.00
FP1000 Inventory Asset:Finished Goods:FG Potek Bottled Wine	22,841.66
SF1000 Inventory Asset:Finished Goods:SHINERS	4,137.23
W1330 Inventory Asset:WIP:Glass	-30,160.12
W1335 Inventory Asset:WIP:Labels	-16,440.20
W1340 Inventory Asset:WIP:Corks & Screwcaps	-12,560.51
W23FCCH Inventory Asset:WIP:2023 Grapes:2023 French Camp Chardonnay	-5,619.60
W23FCVL Inventory Asset:WIP:2023 Grapes:2023 French Camp Valdigue	-6,056.00
W23GZ Inventory Asset:WIP:2023 Grapes:2023 Galleano Zinfandel	-8,250.00
W23KOPN Inventory Asset:WIP:2023 Grapes:2023 Kick On Pinot Noir	-14,859.36
W23KOWR Inventory Asset:WIP:2023 Grapes:2023 Kick On White Riesling	-15,586.95
W3000 Inventory Asset:WIP:Bulk Wine Purchased	-4,160.00
2000 Accounts Payable	-31,226.04
2003 Mileage Plus Visa 8347	3,746.84
2004 Amex 4-81004	70.00
2005 Amex Delta Reserve Credit Card	2,363.88
2006 Amex Bus Platinum Credit card (51002)	-1,788.34
2054 Chase Ink 8652	913.97
EE CC Foehl (2507)	-129.83
EE CC Garrity (1714)	-14.99
EE CC Puttmann (6806)	1,925.82
EE CC Stolzlechner (0072)	0.00
2015 Gift Cards	4,221.96
2017 Gift Cards:Gift Cards Sold	150.00
2022 Tips Payable	2,224.93
2072 Event Deposits:MSB Event Deposit	1,696.50
2073 Event Deposits:PK Event Deposit	5,617.25
2082 Direct Deposit Payable	0.00
2083 Accrued Other	-240.86
2114 Kabbage Loan	20,300.00
25500 Sales Tax Payable	-5,717.23
25501 State Board of Equalization Payable	3.59
De Lage Financing	-9,185.10
Payroll Liabilities:Anthem	1,634.96
Payroll Liabilities:CA PIT / SDI	-914.71
Payroll Liabilities:CA SUI / ETT	90.31
Payroll Liabilities:Federal Taxes (941/944)	-5,390.55
Payroll Liabilities:Federal Unemployment (940)	-71.15

Municipal Winemakers / Potek Winery

Statement of Cash Flows

January - September, 2023

	TOTAL
Payroll Liabilities:FTB 2018	0.00
Payroll Liabilities:Lively HSA	237.50
Payroll Liabilities:Retirement	201.61
Stripe Loan	43,726.83
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,420.06**
Net cash provided by operating activities	**$ -11,989.73**
INVESTING ACTIVITIES	
1400 Fixed Assets & Leasehold Imp:Ventura Building	-60,009.41
1520 Fixed Assets & Leasehold Imp:Barrels	-750.00
1630 Fixed Assets & Leasehold Imp:Logo Glassware	-2,641.40
Net cash provided by investing activities	**$ -63,400.81**
FINANCING ACTIVITIES	
2112 Shopify Capital	65,460.52
2113 Notes Payable Ford F150	-10,171.71
Banner Loan 9.14.2022	-15,283.60
Meridian Financing	-9,734.16
30000 Opening Balance Equity	0.00
3005 Owner's Draw	-46,151.88
Net cash provided by financing activities	**$ -15,880.83**
NET CASH INCREASE FOR PERIOD	**$ -91,271.37**
Cash at beginning of period	150,873.64
CASH AT END OF PERIOD	**$59,602.27**